DASZKALBOLTON
accountants & advisors

May 8, 2020

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: World Health Energy Holdings, Inc. Changes in Registrant's Certifying Accountant

We have read the statements of World Health Energy Holdings, Inc., pertaining to our firm included under Item 4.01 of Form 8-K dated May 8, 2020 and agree with such statements as they pertain to our firm. We have read Item 4.01, captioned "Changes in Registrant's Certifying Accountant," of the Current Report on Form 8-K of World Health Energy Holdings, Inc., and are in agreement with the statements therein as they relate to our firm. We have no basis to agree or disagree with the other statements contained therein.

Sincerely,

Daszkal Bolton LLP

Certified Public Accountants
Fort Lauderdale, Florida